FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-133007
Dated January 5, 2008



Optimization

Return Optimization Securities with Partial Protection Linked to an Asian Index Basket

Enhanced Return Strategies for Moderate-Return Environments

HSBC USA Inc. ● Securities linked to an Asian Index Basket due February 3, 2010

Investment Description

These Return Optimization Securities with Partial Protection Linked to an Asian Index Basket are notes issued by HSBC USA Inc, which we refer to as the "securities". The securities are designed to provide enhanced exposure to the potential positive performance of a weighted basket (the "basket") of equity indices, up to the maximum gain of 27.50% to 33.50% (actual maximum gain to be determined on the trade date) as well as protection at maturity of 10% of your invested principal. The partial principal protection feature only applies if you hold your securities to maturity. The amount you receive at maturity is based on the basket return from the trade date to the final valuation date. If the basket return is greater than zero, at maturity you will receive an amount in cash per security that is equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the basket return multiplied by 2, not to exceed the maximum gain. If the basket return is between 0% and -10%, inclusive, at maturity for each security you will receive the principal amount of your security. If the basket return is less than -10%, at maturity for each security you will lose one percent of the principal amount for each percentage point that the basket return is below -10%. Investors will not receive interest or dividend payments during the term of the securities. **Investing in the securities involves significant risks. You may lose up to 90% of your initial investment if the basket return is negative. The partial principal protection feature applies only if you hold the securities to maturity. Any payment on the securities, including any principal protection feature, is subject to the creditworthiness of the issuer.**

Features

- ❑ Enhanced Growth Potential—The securities provide the opportunity to receive enhanced equity returns by multiplying any positive basket return by the multiplier of 2, not to exceed the maximum gain.
- ❑ Partial Principal Protection— At maturity, investors will receive principal protection for the first 10% decline in the basket and 1 for 1 exposure to any negative performance of the basket below -10%. **Partial principal protection only applies if the securities are held to maturity, and is subject to creditworthiness of the Issuer.**
- ❑ Diversification—The securities provide diversification within the equity portion of your portfolio through exposure to a basket of indices comprised of stocks in various market sectors and listed in various foreign jurisdictions.

Key Dates[1]

Trade Date	January 27, 2009
Settlement Date	January 30, 2009
Final Valuation Date[2]	January 28, 2010
Maturity Date[2]	February 3, 2010

[1] Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the securities remains the same.

[2] Subject to postponement in the event of a market disruption event.

Security Offering

The securities are linked to the performance of a weighted basket of equity indices consisting of the Hang Seng China Enterprises Index™ ("HSCEI"), the Hang Seng® Index ("HSI"), and the MSCI Singapore Free Index ("SGY"), each of which we refer to as an "index" and collectively as the "indices". The securities are 10% principal protected and are subject to a maximum gain of 27.50% to 33.50%. The actual maximum gain will be determined on the trade date. The securities are offered at a minimum investment of $1,000.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See "Key Risks" on page 8 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the indices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 28 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.125	$9.875
Total	●	●	●

UBS Financial Services Inc. HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one security offering linked to a weighted basket of the indices identified on the cover page. The basket described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. The purchaser of a security will acquire an investment instrument linked to the basket. Although the security offering relates to a basket of the indices identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the basket, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 9 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Prospectus supplement dated October 12, 2007:

  www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

- Prospectus addendum dated December 12, 2007:

  www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

- Prospectus dated April 5, 2006:

  www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated October 12, 2007, references to the "prospectus addendum" mean the prospectus addendum dated December 12, 2007 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the performance of the basket and you believe the level of the basket will increase moderately over the term of the securities - meaning that such an increase, as magnified by the multiplier, is unlikely to exceed the maximum gain indicated herein (the actual maximum gain will be determined on the trade date) at maturity.

- You seek an investment whose return is linked to indices that track the performance of companies in a variety of market sectors and foreign jurisdictions.

- You are willing to expose 90% of your invested principal to the full downside performance of the basket.

- You are willing to hold the securities to maturity.

- You are willing to forgo dividends paid on the stocks included in the indices in exchange for (i) enhanced returns subject to the maximum gain if the basket appreciates and (ii) partial principal protection of 10%.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

- You do not believe the level of the basket will moderately increase over the term of the securities, or you believe the level of the basket will increase by more than the indicated maximum gain at maturity.

- You do not seek an investment with exposure to the basket.

- You seek an investment that is 100% principal protected.

- You are unable or unwilling to hold the securities to maturity.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive dividends paid on the stocks included in the indices.

- You seek current income from this investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to assume the credit risk associated with HSBC, as Issuer of the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Indicative Terms

Issuer	HSBC USA Inc. (Aa3/AA-/AA)[1]
Principal Amount	$10.00 per security
Term	12 months
Basket	The securities are linked to a weighted basket consisting of the Hang Seng China Enterprises Index™ ("HSCEI"), the Hang Seng® Index ("HSI"), and the MSCI Singapore Free Index ("SGY"), each of which we refer to as an "index" and collectively as the "indices".
Basket Weightings	With respect to the: HSCEI: 40%, HSI: 30%, SGY: 30%,
Payment at Maturity (per $10 security)	You will receive a cash payment at maturity linked to the performance of the basket during the term of the securities. **If the basket return is greater than zero,** you will receive the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the basket return multiplied by the multiplier, not to exceed the maximum gain: $10 + [$10 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain] **If the basket return is between 0% and -10%, inclusive,** you will receive your principal amount of: $10 **If the basket return is less than -10%,** you will lose 1% of the principal amount for each 1% that the basket return is below -10%: $10 + [$10 x (basket return + 10%[2])] *If the basket return is less than -10%, you could lose up to $9.00 per $10.00 invested.*
Multiplier	2
Maximum Gain	27.50% to 33.50%. The maximum gain will be determined on the trade date.
Basket return	$\frac{\text{basket ending level} - \text{basket starting level}}{\text{basket starting level}}$
Basket Starting Level	Set equal to 100 on the trade date.
Basket Ending Level	The basket closing level on the final valuation date. On the final valuation date, the basket closing level will be calculated as follows: 100 x [1 + (HSCEI return x 40.00%) + (HSI return x 30.00%) + (SGY return x 30.00%)], where the return for each index is equal to the index performance of the respective index.
Index Performance	With respect to each index, the percentage change from the respective index starting level to the respective index ending level, calculated as follows: $\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$

Determining Payment at Maturity



Determine the maximum gain and index starting levels
Is the basket return greater than zero?
Yes
No
Is the basket return between 0% and -10%, inclusive?
Yes
No

Trade Date

Final Valuation Date

For each $10.00 invested, at maturity, you will receive a cash payment equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the basket return multiplied by the multiplier, up to the maximum gain of 27.50% to 33.50% (actual maximum gain to be determined on the trade date). Accordingly, if the basket return is greater than zero, you will receive:

$10 + [$10 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain]

You will receive the principal amount of your securities at maturity.

For each $10.00 invested, you will lose 1% of the principal amount for each 1% that the basket return is below -10%: Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10 + [$10 x (basket return + 10%)]

Your securities are not fully principal protected. As such, you could lose up to 90% of the principal amount of your securities.

[1] HSBC USA Inc. is rated Aa3 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the index ending level, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

[2] Principal protection is provided by HSBC USA Inc. and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when due.

Index Starting Level	With respect to each index, the official closing level for such index on the trade date, as determined by the calculation agent.
Index Ending Level	With respect to each index, the official closing level for such index on the final valuation date, as determined by the calculation agent.
Official Closing Level	The official closing level will be the closing level of the respective index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page "HSCEI <INDEX>" with respect to HSCEI, "HSI <INDEX>" with respect to HSI, and "SGY <INDEX>" with respect to SGY.
CUSIP / ISIN	4042EP743 / US4042EP7434

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in any of the indices.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. It would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the securities consistent with this approach, pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, a U.S. holder should not accrue any income with respect to the securities and should recognize long-term capital gain or loss upon the disposition of the securities if the U.S. holder has held the securities for more than one year at the time of the disposition. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes subject to treatment described under the heading "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in the prospectus supplement.

If one or more of the entities included in any of the indices are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), it is possible that the securities will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Prospective investors in the securities should consult the offering documents for the entities included in the indices and their tax advisors as to the possibility that one or more of the entities included in the indices is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their securities.

It is also possible that the timing and character of U.S. holders' income, gain, loss, and deduction in respect of the securities could differ from the treatment described above. For example, a U.S. holder may recognize gain (and possibly short term capital gain), if any, upon a rebalancing of one of the indices or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities. To the extent a U.S. holder recognizes gain upon a rebalancing of an index or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities, the U.S. holder may recognize short-term capital gain upon a disposition of the security in lieu of any long-term capital gain that the U.S. holder would otherwise have recognized.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the basket relative to its basket starting level. We cannot predict any index ending level (and thus the basket ending level) on the final valuation date or the closing level of any index on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the basket. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities, with the following assumptions*:

Investment term:	12 months
Hypothetical basket starting level:	100
Hypothetical multiplier:	2
Hypothetical maximum gain:	30.50%

*The actual maximum gain for the securities will be set on the trade date.



Basket Return		Security Return to Investors
50.00%		30.50%
40.00%	2 x Basket Return subject to Maximum Gain	30.50%
30.00%		30.50%
20.00%		30.50%
15.00%		30.00%
10.00%	2 x Basket Return	20.00%
5.00%		10.00%
0.00%		0.00%
-5.00%		-0.00%
-10.00%		-0.00%
-20.00%	10% Downside Protection	-10.00%
-30.00%		-20.00%
-40.00%		-30.00%
-50.00%		-40.00%

Example 1— The level of the basket increases from a basket starting level of 100 to a basket ending level of 105. The basket return is greater than zero and expressed as a formula:

(105-100)/100 = 5.00%

Because the basket return is greater than zero, the payment at maturity is calculated as follows:

$10.00 + [$10.00 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain]

=$10.00 + [$10.00 x the lesser of (i) 5.00% x 2 and (ii) 30.50%]

=$10.00 + [$10.00 x the lesser of (i) 10.00% and (ii) 30.50%]

=$10.00 + [$10.00 x 10.00%]

=$10.00 + $1.00

=$11.00

Example 2— The level of the basket increases from a basket starting level of 100 to a basket ending level of 120. The basket return is greater than zero and expressed as a formula:

(120-100)/100 = 20.00%

Because the basket return is greater than zero, the payment at maturity is calculated as follows:

$10.00 + [$10.00 x the lesser of (i) basket return x the multiplier and (ii) the maximum gain]

=$10.00 + [$10.00 x the lesser of (i) 20.00% x 2 and (ii) 30.50%]

=$10.00 + [$10.00 x the lesser of (i) 40.00% and (ii) 30.50]

=$10.00 + [$10.00 x 30.50%]

=$10.00 + $3.05

=$13.05

Example 3— **The level of the basket decreases from a basket starting level of 100 to a basket ending level of 95.** The basket return is less than zero and expressed as a formula:

$$(95-100)/100 = -5.00\%$$

Because the basket return is between zero and -10%, inclusive, the payment at maturity is equal to the principal amount of $10.00.

Example 4— **The level of the basket decreases from a basket starting level of 100 to a basket ending level of 80.** The basket return is less than zero and expressed as a formula:

$$(80-100)/100 = -20.00\%$$

Because the basket return is less than -10%, the payment at maturity is calculated as follows:

$10.00 + [$10.00 x (basket return + 10.00%)]

=$10.00 + [$10.00 x (-20.00% + 10.00%)

=$10.00 + [$10.00 x (-10.00%)]

=$10.00 - $1.00

=$9.00

For each security, if the basket return is less than -10%, you could lose up to $9.00 per $10.00 invested.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

- **Partial Principal Protection Only Applies if You Hold the Securities to Maturity** – You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the index has appreciated since the trade date.

- **The Securities are Not Fully Principal Protected and You May Lose Up to 90% of Your Initial Investment** – The securities are not fully principal protected. The securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is below -10%. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below -10%. Accordingly, you may lose up to 90% of your initial investment in the securities.

- **Maximum Gain –** You will not participate in any appreciation in the level of the basket (as magnified by the multiplier) beyond the maximum gain of 27.50% to 33.50% (actual maximum gain to be determined on the trade date). YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN.

- **Changes in the Levels of the Indices May Offset Each Other –** The securities are linked to a weighted basket composed of the indices. At a time when the index ending level of one or more of the indices increases, the index ending level of one or more of the other indices may not increase by the same amount or may even decline. Therefore, in calculating the basket ending level, increases in the index ending level of one or more of the indices may be moderated, or offset, by lesser increases or declines in the index ending level of one or more of the other indices. This affect is further amplified by the differing weights of the indices. More heavily weighted indices will have a larger impact on the basket return than indices with lesser weightings.

- **Lack of Liquidity** – The securities will not be listed on any securities exchange or quotation system. We intend to offer to purchase the securities in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities.

- **No Interest or Dividend Payments or Voting Rights:** As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks underlying the indices would have.

- **Potential HSBC Impact on Price:** Trading or transactions by HSBC or its affiliates in the indices and/or over-the-counter options, futures, or other instruments with returns linked to the performance of the indices, may adversely affect the market price of the indices and, therefore, the market value of the securities.

- **Maximum Potential Return only at Maturity**: - You can only earn the maximum potential return if you hold the securities to maturity.

- **Impact of Fees on Secondary Market Prices** – Generally, the price of the securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the securities.

- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC:** HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the level of the indices or the price of the stocks included in the indices, and therefore, the market value of the securities.

- **Credit of Issuer:** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the partial principal protection or any other amounts owed to you under the terms of the securities.

- **Potential Conflict of Interest** – HSBC and its affiliates may engage in business with the issuers of the stocks comprising the indices or the reference sponsors, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, which may be the issuer, or any of its affiliates will determine the payment at maturity based on observed levels of the indices in the market. The calculation agent can postpone the determination of the basket ending level and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

- **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. It would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Pursuant to that approach, a U.S. holder should not accrue any income with respect to the securities and should recognize long-term capital gain or loss upon the disposition of the securities if the U.S. holder has held the securities for more than one year at the time of the disposition See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts. Certain of the entities included in the indices could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the securities will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a security. It is also possible that the timing and character of U.S. holders' income, gain, loss, and deduction in respect of the securities could differ from the treatment described above. For example, a U.S. holder may recognize gain (and possibly short term capital gain), if any, upon a rebalancing of one of the indices or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities. To the extent a U.S. holder recognizes gain upon a rebalancing of an index or upon the disposition by us of assets that we hold as a hedge to our exposure on the securities, the U.S. holder may recognize short-term capital gain upon a disposition of the security in lieu of any long-term capital gain that the U.S. holder would otherwise have recognized.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations".

♦ **Owning the Securities is Not the Same as Owning the Stocks Underlying the Indices** – The return on your securities may not reflect the return you would realize if you actually owned the stocks included in the indices. As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the indices would have.

♦ **The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Indices, and the Securities Will Have Exposure to Certain Exchange Rate Fluctuations** – The value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the indices are denominated or stocks included in the indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. While the HSCEI, HSI, and SGY are each denominated in U.S. dollars, their component stocks are denominated in other currencies. As a result, you will have foreign currency exposure with respect to those indices, and the value of your securities will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such component stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, the value of your securities may increase or decrease at maturity irrespective of the return of the indices.

♦ **Additional Risks Associated With Foreign Securities Markets** – Because stocks or companies included in the HSCEI, HSI, and SGY are publicly traded in foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. Although many of the component stocks in the abovementioned indices are listed or traded on foreign securities markets which constitute "designated offshore securities markets" under Regulation S, certain of the component stocks in those indices are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain stocks underlying the abovementioned indices may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Market Disruption Event

If the final valuation date is not a scheduled trading day (as defined below) for an index, then the final valuation date for that index will be the next scheduled trading day. If a market disruption event (as defined below) exists for an index on the final valuation date, then such final valuation date for that index will be the next scheduled trading day for which there is no market disruption event with respect to that index. If a market disruption event exists with respect to the final valuation date for an index on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date for that index, and calculation agent will determine the index ending level of that index on that date by means of the formula for and method of calculating that index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in that index (or a good faith estimate of the value of a stock in that index which is itself the subject of a market disruption event). For the avoidance of doubt, if no market disruption event exists with respect to an index on the final valuation date for that index, the determination of that index's index ending level will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other indices. If the final valuation date for any index is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for that index.

"Market disruption event" means, with respect to an index, any scheduled trading day on which any relevant exchange (as defined below) or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i)   any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any stock included in any index or (B) in futures or options contracts relating to any index on any related exchange; or;

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any stock included in any index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any index on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange relating to any component security included in any index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

"Related exchange" means, with respect to an index, each exchange or quotation system or any successor or temporary substitute for such exchange or quotation system (provided the calculation agent has determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to such index.

"Relevant exchange" means, with respect to an index, the primary exchange or quotation system for any component security then included in such index.

"Scheduled closing time" means, with respect to a relevant exchange or a related exchange, the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means, with respect to an index, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the basket from January 1, 2005 to December 31, 2008, as if the basket starting level were 100 on December 31, 2008. Hypothetical historical levels of the basket should not be taken as an indication of future performance.



This free writing prospectus is not an offer to sell and it is not an offer to buy stocks comprising the indices. All disclosures contained in this free writing prospectus regarding the indices, including their make-up, performance, method of calculation, and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the indices or stocks comprising the indices contained in this free writing prospectus. You should make your own investigation into the indices as well as stocks included in the indices. Each reference sponsor has no obligation to continue to publish, and may discontinue publication of, the applicable index. Each reference sponsor may discontinue or suspend the publication of the applicable index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-25 in the accompanying prospectus supplement.

T The Hang Seng China Enterprises Index™ ("HSCEI")

Hang Seng Indexes Company Limited published the HSCEI

The HSCEI is compiled, published and managed by Hang Seng Indexes Company Limited, a wholly-owned subsidiary of the Hang Seng Bank. HSCEI is a free float-adjusted market capitalization weighted index. Launched on August 8, 1994, the HSCEI is comprised of H-shares, Hong Kong listed shares of Chinese state-owned enterprises ("H-share companies"). The HSCEI had a base value of 1,000 at launch, but was re-based as of January 3, 2000 with a value of 2,000 to align with the Hang Seng Composite Index Series, which launched on October 3, 2001.

The HSCEI is reviewed semi-annually, at the same time as the Hang Seng Composite Index (the "HSCI"), and the HSCEI is comprised of only those H-share companies that are included in the HSCI. The H-share companies that join or leave the HSCI are automatically included in or excluded from the HSCEI.

Only companies with a primary listing on the main board of the stock exchange of Hong Kong ("SEHK") are eligible as constituents of the HSCEI. Ineligible from the HSCI are those companies with a secondary listing in Hong Kong, stocks listed on the Growth Enterprises Market, and preference shares, debt securities or other derivatives. A component stock is selected or removed from the HSCI semi-annually based on the following selection criteria and process:

(1) Constituent stocks must not have more than twenty (20) trading days without turnover in the past twelve months, excluding the days when the stock is suspended from trading ("Turnover Screening"); and;

(2) After the Turnover Screening, the top 200 stocks in terms of average market capitalization in the past twelve months are selected as constituents. Stocks with less than one year listing history are counted on a pro-rata basis.

HSCI, which aims to cover 90% of the market capitalization of stocks listed on the Main Board of the SEHK, consists of 200 constituents.

Calculation of the HSCEI

As of March 6, 2006 the HSCEI uses a freefloat-adjusted market capitalization weighting calculation methodology. Under this calculation methodology, the following shareholdings are viewed as strategic in nature and excluded for calculation:

(1) shares held by strategic shareholders who individually or collectively control more than 30% of the shareholdings;

(2) shares held by directors who individually control more than 5% of the shareholdings;

(3) shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and

(4) shares held by shareholders who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

A Freefloat – Adjusted Factor ("FAF"), representing the proportion of shares that are free floated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the HSCEI.

A Cap Factor ("CF") of 15% is calculated in each regular half-yearly constituent implementation, such that no constituent has a weighting exceeding 15%.

The HSCEI is calculated using the following formula:

$$\text{Current Index} = \frac{\sum (P_t \times IS \times FAF \times CF)}{\sum (P_{t-1} \times IS \times FAF \times CF)} \times \text{Yesterday's Closing Index}$$

Where P_t is the current price at day t, P_{t-1} is the closing price at day (t-1), IS is the issued H-shares, FAF is the free float adjusted factor, and CF is the Cap Factor. The FAF, which is adjusted every six months, represents the proportion of shares that are free floated as a percentage of the issued H-shares. The FAF is between 0 and 1 and is rounded up to the nearest multiple of 5% for index calculation. The CF is also adjusted every six months and is calculated so that no constituent stock has a weighting that exceeds 15%.

License Agreement with Hang Seng Indexes Company Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by Hang Seng Indexes Company Limited in connection with some products, including the securities.

The Hang Seng China Enterprises Index^{TM} *(the "HSCEI") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name Hang Seng China Enterprises Index*^{TM} *is proprietary to Hang Seng Data Services Limited. Hang*

Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the HSCEI by HSBC in connection with the securities, but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the securities or any other person (i) the accuracy or completeness of the HSCEI and its computation or any information related thereto; or (ii) the fitness or suitability for any purpose of the HSCEI or any component or data comprised in it; or (iii) the results which may be obtained by any person from the use of the HSCEI or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the HSCEI is given or may be implied. The process and basis of computation and compilation of the HSCEI and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice. To the extent permitted by applicable law, no responsibility or liability is accepted by Hang Seng Indexes Company Limited or Hang Seng Data Services Limited (i) in respect of the use of and/or reference to the HSCEI by HSBC in connection with the securities; or (ii) for any inaccuracies, omissions, mistakes or errors of Hang Seng Indexes Company Limited in the computation of the HSCEI; or (iii) for any inaccuracies, omissions, mistakes, errors or incompleteness of any information used in connection with the computation of the HSCEI which is supplied by any other person; or (iv) for any economic or other loss which may be directly or indirectly sustained by any broker or holder of the securities or any other person dealing with the securities as a result of the aforesaid, and no claims, actions or legal proceedings may be brought against Hang Seng Indexes Company Limited AND/OR Hang Seng Data Services Limited in connection with the securities in any manner whatsoever by any broker, holder or other person dealing with the securities. Any broker, holder or other person dealing with the securities does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Historical Performance of the HSCEI

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the HSCEI for each quarter in the period from January 1, 2005 through December 31, 2008. The closing level of the HSCEI on December 31, 2008 was 7,891.80. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. **Historical levels of the HSCEI should not be taken as an indication of future performance, and no assurance can be given that the level of the HSCEI will increase relative to its index starting level during the term of the securities.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	5,166.97	4,460.95	4,792.77
June 30, 2005	4,914.65	4,485.45	4,861.87
September 30, 2005	5,541.76	4,791.09	5,227.28
December 30, 2005	5,384.13	4,663.75	5,330.34
March 31, 2006	6,794.76	5,318.92	6,703.78
June 30, 2006	7,468.01	5,864.40	6,784.60
September 30, 2006	7,190.50	6,512.47	7,097.25
December 29, 2006	10,455.45	7,033.36	10,340.36
March 30, 2007	10,877.99	8,426.81	9,616.21
June 29, 2007	12,357.32	9,594.70	12,001.12
September 28, 2007	17,126.67	10,253.29	17,017.94
December 31, 2007	20,609.10	14,960.46	16,124.72
March 31, 2008	16,323.67	10,449.96	12,083.30
June 30, 2008	14,783.20	11,647.43	11,909.75
September 30, 2008	13,006.35	7,789.17	9,070.31
December 31, 2008	9,362.82	4,792.37	7,891.80

The Hang Seng® Index ("HSI")

Hang Seng Indexes Company Limited publishes the HSI

The HSI is calculated, maintained and published by Hang Seng Indexes Company Limited and was first developed, calculated and published on November 24, 1969. The HSI is a market capitalization weighted stock market index in the Stock Exchange of Hong Kong Limited (the "SEHK") and purports to be an indicator of the performance of the Hong Kong stock market.

Only companies with a primary listing on the main board of the SEHK are eligible as constituents of the HSI. Mainland China enterprises that have an H-share listing in Hong Kong are eligible for inclusion in the HSI when they meet any one of the following conditions: (1) the H-share company has 100% of its ordinary share capital in the form of H-shares which are listed on the SEHK; (2) the H-share company has completed the process of share reform, with the result that there is no unlisted share capital in the company; or (3) for new H-share initial public offerings, the company has no unlisted share capital. For any H-share company included in the HSI, only the H-share portion of the share capital of the company will be used for index calculation, subject to free float adjustment. H-shares are shares of mainland China companies listed on the SEHK.

To be eligible for selection, a company: (1) must be among those that constitute the top 90% of the total market capitalization of all primary listed shares on the SEHK (market capitalization is expressed as an average of the past 12 months); (2) must be among those that constitute the top 90% of the total turnover of all primary listed shares on the SEHK (turnover is aggregated and individually assessed for eight quarterly sub-periods for the past 24 months); and (3) should normally have a listing history of 24 months. From the many eligible candidates, final selections are based on the following: (1) the market capitalization and turnover rankings of the companies; (2) the representation of the sub-sectors within the Hang Seng Index directly reflecting that of the market; and (3) the financial performance of the companies.

Calculation of the HSI

From September 11, 2006, and phased in over a period of 12 months from September 2006 to September 2007, the calculation methodology of the HSI has been changed from a full market capitalization weighting to a free float-adjusted market capitalization weighting. Under this calculation methodology, the following shareholdings are viewed as strategic in nature and excluded for index calculation:

- Strategic holdings . Shares held by strategic shareholders who individually or collectively control more than 30% of the shareholdings;
- Directors' holdings . Shares held by directors who individually control more than 5% of the shareholdings;
- Cross-holdings . Shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and
- Lock-up shares. Shares held by shareholders who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

The HSI is calculated using the following formula:

$$\text{Current Index} = \frac{\sum\left(P_t \times IS \times FAF \times CF\right)}{\sum\left(P_{t-1} \times IS \times FAF \times CF\right)} \times \text{Yesterday's Closing Index}$$

P_t : Current Price at day t

P_{t-1} : Closing Price at Day (t-1)

IS : Issued H-Shares

FAF: Freefloat-adjusted Factor, which is between 0 and 1, adjusted every six months

CF : Cap Factor, which is between 0 and 1, adjusted every six months

A free float-adjusted factor representing the proportion of shares that is free floated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the Hang Seng Index and is updated half-yearly.

A cap of 15% on individual stock weightings is applied. A cap factor is calculated half-yearly to coincide with the regular update of the free float-adjusted factor. Additional re-capping is performed upon constituent changes.

Additional information on the HSI is available on the following website: http://www.hsi.com.hk.

License Agreement with Hang Seng Indexes Company Limited

We have entered into a non-exclusive license agreement with Hang Seng Indexes Company Limited and Hang Seng Data Services Limited whereby we, in exchange for a fee, are permitted to use the Hang Seng Index in connection with certain securities, including the securities. We are not affiliated with Hang Seng Indexes Company Limited; the only relationship between Hang Seng Indexes Company Limited and us is any licensing of the use of Hang Seng Indexes Company Limited's indices and trademarks relating to them.

The HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name "The Hang Seng Index®" is proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the HSI by HSBC in connection with the securities, but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the securities or any other person (i) the accuracy or completeness of any of the HSI and its computation or any information related thereto;

or (ii) the fitness or suitability for any purpose of any of the HSI or any component or data comprised in it; or (iii) the results which may be obtained by any person from the use of any of the HSI or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to any of the HSI is given or may be implied. The process and basis of computation and compilation of any of the HSI and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice. To the extent permitted by applicable law, no responsibility or liability is accepted by Hang Seng Indexes Company Limited or Hang Seng Data Services Limited (i) in respect of the use of and/or reference to any of the HSI by HSBC in connection with the securities; or (ii) for any inaccuracies, omissions, mistakes or errors of Hang Seng Indexes Company Limited in the computation of any of the HSI; or (iii) for any inaccuracies, omissions, mistakes, errors or incompleteness of any information used in connection with the computation of any of the HSI which is supplied by any other person; or (iv) for any economic or other loss which may be directly or indirectly sustained by any broker or holder of the securities or any other person dealing with the securities as a result of any of the aforesaid, and no claims, actions or legal proceedings may be brought against Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited in connection with the securities in any manner whatsoever by any broker, holder or other person dealing with the securities. Any broker, holder or other person dealing with the securities does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Historical Performance of the HSI

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the HSI for each quarter in the period from January 1, 2005 through December 31, 2008. The closing level of the HSI on December 31, 2008 was 14,387.48. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. **Historical levels of the HSI should not be taken as an indication of future performance, and no assurance can be given that the level of the HSI will increase relative to its index starting level during the term of the securities.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	14,272.54	13,320.53	13,516.88
June 30, 2005	14,365.05	13,337.44	14,201.06
September 30, 2005	15,508.57	13,920.87	15,428.52
December 30, 2005	15,493.00	14,189.47	14,876.43
March 31, 2006	15,999.31	14,843.97	15,805.04
June 30, 2006	17,328.43	15,204.86	16,267.62
September 30, 2006	17,683.45	15,948.76	17,543.05
December 29, 2006	20,049.03	17,428.10	19,964.72
March 30, 2007	20,971.46	18,659.23	19,800.93
June 29, 2007	22,085.59	19,672.94	21,772.73
September 28, 2007	27,254.97	19,386.72	27,142.47
December 31, 2007	31,958.41	25,861.73	27,812.65
March 31, 2008	27,853.60	20,572.92	22,849.20
June 30, 2008	26,387.37	21,773.67	22,102.01
September 30, 2008	23,369.05	16,283.72	18,016.21
December 31, 2008	18,285.68	10,676.29	14,387.48

MSCI Singapore Free Index^{SM} ("SGY")

Morgan Stanley Capital International Inc. publishes the SGY

The SGY is a stock index calculated, published and disseminated daily by Morgan Stanley Capital International Inc. ("MSCI®"), a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI® website and in real time on Bloomberg Financial Markets and Reuters Limited.

The SGY is a free float adjusted market capitalization index that measures equity market performance in Singapore.

On May 30, 2008, MSCI completed changes to the methodology used in its MSCI International Equity Indices, which includes the MSCI Singapore Index. MSCI enhanced its Standard Index methodology by moving from a sampled multi-cap approach to an approach targeting exhaustive coverage with non-overlapping size and style segments. The MSCI Standard Indices and the MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the Global Investable Market Indices methodology described below.

Constructing the MSCI Singapore Index

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(iv) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(v) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(vi) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("ATVR"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(vii) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the MSCI Singapore Index's ability to fully and fairly represent the characteristics of the underlying market.

(viii) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)

- Standard Index (Large + Mid)

- Large Cap Index

- Mid Cap Index

- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v)applying final size-segment investability requirements and index continuity rules. Singapore is classified by MSCI as a DM.

Maintenance of the SGY

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed Equity Universe;

- taking buffer rules into consideration for migration of securities across size and style segments; and

- updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

- reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

License Agreement with MSCI

MSCI and HSBC have agreed to enter into a non-exclusive license agreement providing for the license to HSBC, and certain of its affiliates, in exchange for a fee, of the right to use the SGY in connection with certain products, including the securities. The SGY is owned and published by MSCI.

The securities are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities or the ability of the MSCI Indices to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the SGY, which is determined, composed and calculated by MSCI without regard to the securities or HSBC MSCI has no obligation to take the needs of HSBC or the owners of this security into consideration in determining, composing or calculating the SGY. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this security or in the determination or calculation of the equation by which this security is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the securities in connection with the administration, marketing or trading of the securities.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to MSCI's trade name, trade mark or service mark rights to the designations Morgan Stanley Capital International®, MSCI®, Morgan Stanley Capital International Perspective®, to sponsor, endorse, market or promote the securities without first contacting MSCI to determined whether MSCI's permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI International Limited.

Historical Performance of the SGY

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the SGY for each quarter in the period from January 1, 2005 through December 31, 2008. The closing level of the SGY on December 31, 2008 was 214.09. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. **Historical levels of the SGY should not be taken as an indication of future performance, and no assurance can be given that the level of the SGY will increase relative to its index starting level during the term of the securities.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	260.09	245.95	254.00
June 30, 2005	265.19	248.29	264.17
September 30, 2005	285.35	263.42	272.51
December 30, 2005	279.32	259.33	278.51
March 31, 2006	302.13	278.14	300.76
June 30, 2006	318.46	270.87	290.78
September 30, 2006	308.91	275.66	307.74
December 29, 2006	365.48	307.79	364.68
March 30, 2007	405.43	357.83	397.81
June 29, 2007	450.71	397.05	437.16
September 28, 2007	458.36	362.19	455.59
December 31, 2007	481.23	400.60	423.95
March 31, 2008	422.93	335.34	375.34
June 30, 2008	403.79	358.60	360.49
September 30, 2008	368.41	275.32	291.67
December 31, 2008	297.95	176.96	214.09

Certain ERISA Considerations

We urge you to read and consult the "Certain ERISA Considerations" section in the Prospectus Supplement.

Discontinuance or Modification of an Index

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable index on any day on which that index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "successor index"), then that successor index will be deemed to be the applicable index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If an index is discontinued or if a reference sponsor fails to publish the applicable index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable index level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the applicable index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating an index or a successor index, or the value thereof, is changed in a material respect, or if an index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of such index does not fairly represent the value of such index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating an index or a successor index is modified so that the value of such index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust such index in order to arrive at a value of such index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any index may adversely affect the value of, and trading in, the securities.

"Reference sponsor" means:

- with respect to the HSCEI and HSI, Hang Seng Indexes Company Limited, and
- with respect to SGY, Morgan Stanley Capital International Inc.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated return of the basket. If a market disruption event exists with respect to an index on that scheduled trading day, then the accelerated final valuation date for such index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.